UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

SonomaWest Holdings, Inc.
(Name of Subject Company)

SonomaWest Holdings, Inc.
 (Name of Person(s) Filing Statement)

Common Stock, No Par Value
(Title of Class of Securities)

835637109
(CUSIP Number of Class of Securities)

Walker Roberts Stapleton
President/Chief Executive Officer
SonomaWest Holdings, Inc.
2064 Highway 116 North
Sebastopol, CA 95472
United States of America
(707) 824-2534
 (Name, address, and telephone number of person
authorized to receive notices and communications on behalf of the person(s) filing statement)

Copy To:

Ronald R. Levine, II, Esq.                                                                                     Hillel Cohn, Esq.
Davis Graham & Stubbs LLP                                                                                     Morrison & Foerster LLP
1550 17th Street, Suite 500                                                                and                      555 West Fifth Street, Suite 3500
Denver, Colorado 80202                                                                                                Los Angeles, California 90013
(303) 892-7514                                                                                     (213) 892-5251

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following are preliminary communications made by SonomaWest Holdings, Inc. before the commencement of the tender offer.

Exhibit Number	Description

99.1	Press Release, September 24, 2008.

Exhibit 99.1

Contact:  Gwendolyn Toney  707/824-2534

Headline:   SonomaWest Holdings, Inc. Establishes Special Committee to Review Stapleton Acquisition Company’s Tender Offer Proposal

SEBASTOPOL, CALIFORNIA,  September 24, 2008 /PRNewswire/ -- SonomaWest Holdings, Inc.  (SWHI.PK) (the “Company”) announced today that a special committee (the “Special Committee”) of its Board of Directors has been formed to review and evaluate a proposal announced on September 12, 2008 by Stapleton Acquisition Company (“SAC”), a newly formed entity owned by Walker R. Stapleton, the Company’s President and Chief Executive Officer, and other members of the Stapleton family, to commence a tender offer for all of the Company’s outstanding shares of common stock not owned by SAC at a purchase price of $9.30 per share in cash.

The Special Committee consists of three disinterested directors who will act on behalf of the Board of Directors of the Company with respect to the proposal.  The Special Committee intends to review carefully the proposal with the assistance of its advisors and plans to respond to the proposal upon completion of its review.

The Company urges its stockholders to consider the Special Committee’s response before taking any action with respect to the proposed tender offer, if and when it is made.

This press release is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell shares of the Company, and is not a substitute for any tender offer statement or other filing that may be required to be made with the Securities and Exchange Commission (SEC) if the proposed transaction goes forward. If any such documents are filed with the SEC, investors are urged to read them because they will contain important information about the transaction. Any such documents, once filed, will be available, free of charge, at the SEC's website (www.sec.gov).

About SonomaWest Holdings, Inc.

SonomaWest Holdings, Inc., formerly Vacu-dry Company, was incorporated in 1946 and currently operates as a real estate management and rental company.  The Company’s rental operations include two industrial properties.  This commercial property is now being rented to third parties.  The Company’s primary operating revenue is generated from the leasing of its two properties, located in Sebastopol, California.  The properties are leased to multiple tenants with various lease terms.

Forward-Looking Statements

All statements in this press release other than statements of historical fact are forward-looking statements, and are subject to risks and uncertainties. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to SonomaWest Holdings, Inc., are intended to identify forward-looking statements. Many factors could cause the actual results or events to be materially different from the results or events that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions; whether the tender offer is commenced as planned and whether the conditions to the closing of the tender offer are satisfied.